Filed by: Morgan Stanley ETF Trust
Pursuant to Rule 425 under the Securities Acts of 1933 and
deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.
Subject Company: Morgan Stanley Institutional Fund Trust
SEC File No. 811-03980 and 2-89729

Q&A: Proposed Conversion to Exchange-Traded Funds (ETFs)
November 7, 2023

Morgan Stanley Institutional Fund Trust (the "Acquired Fund Trust") Core Plus Fixed Income Portfolio &
Short Duration Municipal Income Portfolio (each, an "Acquired Fund")

Q1:  I understand that each Acquired Fund is seeking shareholder approval to convert to an ETF (each, an "Acquiring Fund"). What can you tell me?

A1:  At a meeting held on September 27-28, 2023, the Board of Trustees of the Acquired Fund Trust unanimously approved the reorganization of each Acquired Fund into an ETF (each, a "Reorganization" and together, the "Reorganizations")). Each Reorganization is subject to shareholder approval. The Acquiring Funds will be named Eaton Vance Total Return Bond ETF and Eaton Vance Short Duration Municipal Income ETF and will be traded on NYSE Arca, Inc. Subject to shareholder approval, each Reorganization is anticipated to occur on or about March 22, 2024 (the "Closing Date").

The chart below lists the name of each Acquired Fund, its corresponding Acquiring Fund and of the Reorganization:

Existing Acquired Fund (Mutual Fund)	New Acquiring Fund (ETF)	Name of the Reorganization
Core Plus Fixed Income Portfolio	Eaton Vance Total Return Bond ETF	Core Plus Fixed Income Reorganization
Short Duration Municipal Income Portfolio	Eaton Vance Short Duration Municipal Income ETF	Short Duration Municipal Income Reorganization

If each Fund's Reorganization is approved by shareholders, on the Closing Date shareholders will receive shares of the corresponding Acquiring Fund with an aggregate net asset value ("NAV") equal to the aggregate NAV of their Acquired Fund shares held immediate prior to the Reorganization, except with respect to cash received. Shares of the Acquiring Funds will not be issued in fractional shares, so cash will be paid to some Acquired Fund shareholders in lieu of the fractional shares and such cash payment may be taxable.

If shareholders do not hold shares of an Acquired Fund through a brokerage account that can accept shares of the corresponding Acquiring Fund they will not receive shares of the Acquiring Fund. Instead, their investment will be liquidated and they will receive cash equal in value to the aggregate NAV of the Acquired Fund Shares immediate prior to the Reorganization. The liquidation of the investment and return of cash may be taxable. If shares of an Acquired Fund are held in an IRA and a shareholder does not take action prior to the Reorganization, the Acquired Fund Shares will be exchanged for R Shares of Morgan Stanley U.S. Government Money Market Trust.

Q2:  How will the Acquired Funds change post-conversion?

A2:  A summary of certain proposed changes for each Acquired Fund is below.

Short Duration Municipal Income Portfolio

Fund Changes	Acquired Fund	Acquiring Fund
Fund Name	Short Duration Municipal Income Portfolio	Eaton Vance Short Duration Municipal Income ETF
Total Expense Ratio	Class Inst.: 0.35% Class A: 0.35% Class IR: 0.25%	Unitary Fee: 0.19%

Fund Changes	Acquired Fund	Acquiring Fund
Portfolio Managers	Julie Callahan, CFA Paul Metheny, CFA Carl Thompson, CFA	Julie Callahan, CFA, Paul Metheny, CFA Carl Thompson, CFA Brandon Matsui, CFA
Benchmark	ICE BofA 1-3 Year US Municipal Securities Index	No change

Core Plus Fixed Income Portfolio

Fund Changes	Acquired Fund	Acquiring Fund
Fund Name	Core Plus Fixed Income Portfolio	Eaton Vance Total Return Bond ETF
Total Expense Ratio	I Share: 0.42% A Share: 0.77% L Share: 1.02% C Share: 1.52% R6 Share: 0.37%	Unitary Fee: 0.32%
Portfolio Managers	Gregory Fink Neil Stone Joseph Mehlman Matthew Dunning	Vishal Khanduja, CFA Brian Ellis, CFA Matthew Dunning Brandon Matsui, CFA
Benchmark	Bloomberg U.S. Aggregate Index	No change

Q3:  Why are the Reorganizations being proposed?

A3:  MSIM anticipates certain benefits associated with the ETF structure, which it believes will better serve the interests of shareholders including anticipated lower net expenses, additional trading flexibility, increased transparency and the potential for enhanced tax efficiency.

Q4:  Are the fees and expenses of an Acquiring Fund (ETF) expected to be lower than the fees and expenses of the corresponding Acquired Fund?

A4:  Yes. Following each Reorganization, the applicable Acquiring Fund is expected to have lower total annual fund operating expenses than those of each share class of its corresponding Acquired Fund.

Additional detail: Each Acquiring Fund employs a unitary fee structure pursuant to which MSIM bears all operating expenses of the Fund, subject to limited exceptions. Under the unitary fee structure, MSIM Inc. will pay substantially all expenses of each Acquiring Fund (including expenses of the Morgan Stanley Institutional Fund Trust relating to each Acquiring Fund), except for the distribution fees, if any, brokerage expenses, acquired fund fees and expenses, taxes, interest, litigation expenses, and other extraordinary expenses, including the costs of proxies, not incurred in the ordinary course of each Acquiring Fund's business.

Q5:  Are there other benefits that shareholders will experience?

A5:  Yes. Shareholders of an Acquiring Fund will also benefit from additional trading flexibility, increased transparency, and the potential for enhanced tax efficiency.

•  Additional Trading Flexibility: Acquired Fund Shareholders can only purchase or redeem Acquired Fund Shares at an end of trading day price. Shareholders of an Acquiring Fund, however, will have additional trading flexibility by being able to purchase and sell Acquiring Fund Shares throughout a trading day on the secondary market.

•  Increased Transparency: Currently, the Acquired Funds only provide periodic disclosure of their complete portfolio holdings. Each Acquiring Fund will make its complete portfolio holdings public each business day.

•  Potential for Enhanced Tax Efficiency: Current Acquired Fund Shareholders are expected to benefit directly from the potential for greater tax efficiency and trading efficiency with the ETF structure, as ETFs generally experience fewer portfolio transactions than mutual funds due to the secondary market liquidity of the ETF structure. However, given that the Acquiring Funds will effect some or all of their creations and redemptions in cash rather than in-kind, a shareholder will not benefit from the greater tax efficiency of the ETF structure to the same extent as a shareholder of an ETF that effects all of its creations and redemptions in-kind.

Q6:  Will the Reorganizations affect the way investments are managed?

A6:  No. Each Acquiring Fund is expected to be managed in materially the same way as the corresponding Acquired Fund.

With respect to the Core Plus Fixed Income Reorganization, the Acquired Fund and Acquiring Fund have an identical investment objective, and substantially similar principal investment strategies and fundamental investment policies.

With respect to the Short Duration Municipal Income Reorganization, the Acquired Fund and Acquiring Fund have a substantially similar investment objective, as well as principal investment strategies and fundamental investment policies.

Q7:  Will the Reorganizations result in any portfolio manager changes?

A7:  Yes. The same individuals currently responsible for the day-to-day portfolio management of the Short Duration Municipal Income Portfolio will continue to be responsible for the day-to-day portfolio management of the Eaton Vance Short Duration Municipal Income ETF, with the addition of one portfolio manager.

It is expected that, effective December 1, 2023, there will be certain changes to the composition of the portfolio management team for the Core Plus Fixed Income Portfolio. At the time of the Reorganization, after giving effect to the December 1, 2023 portfolio manager changes, the same individuals responsible for the day-to-day portfolio management of the Core Plus Fixed Income Portfolio will continue to be responsible for the day-to-day portfolio management of the Eaton Vance Total Return Bond ETF, with the addition of one portfolio manager.

Q8:  Will the Reorganizations result in any federal tax liability to shareholders?

A8:  The Reorganizations are intended to be treated as tax-free reorganizations for U.S. federal income tax purposes. As a result, Acquired Fund Shareholders generally will not recognize a taxable gain (or loss) for U.S. tax purposes as a result of a Reorganization (except with respect to cash received as explained herein). Shares of each Acquiring Fund will not be issued in fractional shares. As a result, cash will be paid to Acquired Fund Shareholders in lieu of fractional Acquiring Fund Shares, which may be taxable.

Capital gains from holdings sold by an Acquired Fund prior to a Reorganization may be distributed either (i) by the Acquired Fund prior to the Reorganizations or (ii) by the corresponding Acquiring Fund after the Reorganizations.

Different tax considerations apply to Acquired Fund Shareholders if they hold their Acquired Fund Shares through a fund direct IRA and exchange their Acquired Fund Shares for R Shares of Morgan Stanley U.S. Government Money Market Trust. In addition, Acquired Fund Shareholders may also experience tax consequences if their investment is liquidated or if their shares of an Acquired Fund are transferred by their financial intermediary to a different investment option because they did not hold their shares of an Acquired Fund through a brokerage account that can accept shares of the corresponding Acquiring Fund on the Closing Date of the Reorganization.

Q9:  How will the Reorganizations affect Acquired Fund Shareholders?

A9:  In order to receive Acquiring Fund Shares as part of a Reorganization, they must hold their Acquired Fund Shares through a brokerage account that can accept shares of an ETF on the Closing Date of the Reorganization. If shareholders hold Acquired Fund Shares through a brokerage account that can accept shares of an ETF on the Closing Date of the Reorganization, they will automatically become a shareholder of the relevant Acquiring Fund.

If a Reorganization is approved and shareholders desire to hold Acquiring Fund Shares, it is important for them to determine that they hold their Acquired Fund Shares in the type of account that can accommodate the receipt of the ETF shares that will be received in the Reorganization.

Q10:  How is MSIM communicating this proposed change to Acquired Fund Shareholders?

A:  At this time, MSIM has supplemented the Acquired Funds' summary prospectuses, prospectuses and statement of additional information. Additionally, Acquired Fund Shareholders of record as of October 25, 2023 will receive a combined Proxy Statement and Prospectus that contains full details regarding the Reorganizations in advance of the Joint Special Meeting of Shareholders, where shareholders of each Acquired Fund will vote on the Reorganizations.

Q11:  What if Acquired Fund Shareholders do not want to own Acquiring Fund Shares?

A:  If Acquired Fund Shareholders do not want to receive Acquiring Fund Shares in connection with a Reorganization, they can exchange their Acquired Fund Shares for shares of another Morgan Stanley mutual fund that is not participating in a Reorganization or redeem their Acquired Fund Shares. Prior to doing so, however, they should consider the tax consequences associated with either action. The last date to redeem or exchange shares into another Morgan Stanley mutual fund prior to each Reorganization is anticipated to occur on or about March 22, 2024.

Q12:   Will Acquired Fund Shareholders be able to trade each Acquiring Fund immediately after the Fund commences operations?

A12:  If a Reorganization is approved, Shares of each Acquiring Fund will be listed for trading on NYSE Arca, Inc. and available for trading at market open on launch date. As soon an Acquired Fund shareholder's broker dealer processes the conversion event on launch date, their Acquiring Fund Shares should be available in their account to trade.

Q13:  What will happen to the Acquired Funds' performance track records?

A13:  Upon the closing of a Reorganization, the full performance track record of the Acquired Fund will transfer to its corresponding Acquiring Fund.

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In connection with the Reorganizations discussed herein, a combined Proxy Statement and Prospectus has been included in a registration statement on Form N-14 that has been filed with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the materials and any other relevant documents because they contain important information about the Reorganizations. Free copies of the materials are available on the SEC's web site at www.sec.gov. You may also request a free copy of the effective materials without charge by writing to the Funds at 522 Fifth Avenue, New York, New York 10036, or by calling toll-free 1 (800) 869-6397.

This communication is not a solicitation of proxy. This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investors should consider the investment objectives, risks, fees and expenses of the Funds carefully.

All investments involve risk including the possible loss of principal. There is no guarantee that the investment objective of a Fund will be achieved. Past performance is no guarantee of future results.

Unlike mutual funds, ETFs may trade at a premium or discount to their net asset value. Because shares are traded in the secondary market, a broker may charge a commission to execute a transaction in shares, and an investor may incur the cost of the spread between the price at which a dealer will buy shares and the price at which a dealer will sell shares.

Morgan Stanley Distribution, Inc., 522 Fifth Avenue, New York, NY 10036, is the distributor of the Acquired Funds' shares.

Foreside Fund Services, LLC, 3 Canal Plaza Suite 100, Portland, ME 04101, is the distributor of the Acquiring Funds' shares.